EXHIBIT A

Second Quarter Press Release

             GENTIA SOFTWARE REPORTS RECORD SECOND QUARTER REVENUES
             ------------------------------------------------------

          Continues to Dominate Networked Business Intelligence Market
                  Success in Competing for Blue Chip Customers
                           New Strategic Partnerships

BOSTON, July 31, 1997 - Gentia Software plc (Nasdaq: GNTIY - formerly Planning Sciences International plc) developer of the world's only networked business intelligence environment for enterprise-wide deployment, today reported net income of $544,000 or $0.05 per share, on record second quarter revenues of $8.1 million. In last year's second quarter the company's net income was $574,000 or $0.05 per share, on revenues of $6.1 million.

Paul Rolph, chairman and chief executive officer, noted that Gentia's revenue in this year's second quarter was 16% higher than in the preceding quarter and 33% higher than in the comparable period of 1996.

"Our gains in the U.S. market have been particularly strong," Mr. Rolph said. "After formal competitive assessment, in the second quarter, Gentia was selected by major American corporations including J.P. Morgan and Company, Federal Express, Sun Microsystems and Hewlett-Packard. In addition, we announced partnerships with Sybase and Informix that we expect to contribute significantly to our continued success."

Mr. Rolph said Gentia sees great opportunities to accelerate its momentum and increase its market share by making a significantly greater investment in sales and marketing in the second half of 1997.

"We intend to seize these opportunities, and we believe that doing so will enhance our ability to continue rapid rates of growth in 1998 and beyond," he said. "Gentia Software sees itself as being in a battle for market share. We know we have the technology to win that battle, and we are going to be relentless in our pursuit of success."

Mr. Rolph said Gentia is continuing to win more than 80 per cent of competitive bid situations in which it is a candidate. He said the new "Networked Business Intelligence" marketing campaign, initiated by worldwide marketing vice president Scott Silk, is proving to be an important factor in revenue growth.

"We also changed our company name from Planning Sciences International plc to Gentia Software plc at the end of the second quarter," Mr. Rolph said. "Though the costs of this change had a moderately adverse impact on the quarter's net income, the change is more than worth the cost. The new name reinforces both our product brand and our position as the world leader in Networked Business Intelligence."

In this year's second quarter the company had noteworthy competitive success not only in the U.S. but also in Europe, where it has been selected recently by accounts such as Swiss Reinsurance in the financial sector.

Approximately 42% of Gentia's first half 1997 revenues came from the U.S., while 27% came from the U.K. This compares with 39% from the U.S. and 40% from the U.K. a year earlier. While U.S. sales have exceeded Gentia's targets, a recent failure to meet objectives in the U.K. has led to extensive staffing and structural changes there.

"The change we've made in our U.K. sales operations have been far-reaching," Mr. Rolph said. "The problems that made those changes necessary have now been addressed, and our actions have cleared the way to greatly improved performance. I am confident of better results in the U.K. by year-end."

He said the company also plans to enter the Japanese market by the end of 1997.

About the Company

Gentia Software focuses on the development of the networked business intelligence environment also named Gentia. The company's headquarters are in Boston, Massachusetts, and London, England, and has offices in Denver, Atlanta, Los Angeles, San Francisco, New York City and New Jersey in the U.S. and also in Australia, Hong Kong, South Africa, Germany, Belgium and The Netherlands.



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

Gentia is the world's only networked business intelligence environment for complex business analysis and reporting. Gentia applications are deployed using a distributed object-based architecture which assures delivery of key information on the desktops of decision-makers throughout an organization.

Gentia has more than 400 corporate and public-sector clients. Among them are major organizations such as J.P. Morgan and Company, Federal Express, Swiss Reinsurance, Sun Microsystems, Motorola, Barclays Bank, Volvo, Hewlett-Packard and McDonnell Douglas.

Internet users can obtain further information via the Gentia Software home page http://www.gentia.com.



This news release contains statements of a forward looking nature relating to the financial performance of Gentia Software. Such statements are based upon the information available to management at this time, and they necessarily involve risk because actual results could differ materially from current expectations. Among the many factors that could cause actual results to differ from those set forth in the Company's forward looking statements are changes in general economic conditions, actions taken by customers or competitors, and the receipt of more or fewer orders than expected.


                             Financial Tables follow


















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




                               GENTIA SOFTWARE PLC
                      Condensed Consolidated Balance Sheets


                                                                          June 30, 1997            December 31, 1996
                                                                       --------------------      ----------------------
                                                                           (unaudited)                 (audited)
                                                                                       (in thousands)
                                                                                    US$                         US$
Assets
         Current assets:
                  Cash and cash equivalents                                     $21,744                     $25,228
                  Accounts receivable, net of allowance $421
                  ( Dec 31, 1996 - $478)                                         11,621                       9,953
                  Prepaid expenses and other current assets                       1,857                         821
                                                                           -------------               -------------
Total current assets                                                            $35,222                     $36,002
                                                                           -------------               -------------
         Property and equipment, net                                              2,243                       2,013
         Goodwill on acquisition, net of amortization of $301
          (Dec 31, 1996 - $122)                                                   3,261                       3,388
         Deferred taxation                                                          148                         148
                                                                           -------------               -------------
Total assets                                                                    $40,874                     $41,551
                                                                           =============               =============
Liabilities and shareholders' equity

         Current liabilities:
                  Current portion of lease obligations                             $175                        $194
                  Accounts payable                                                1,234                       1,648
                  Taxes payable                                                   1,392                       1,373
                  Accrued liabilities                                             1,238                       1,778
                  Deferred revenues                                               2,981                       2,969
                  UK value added tax                                                264                         346
                  Other accounts payable                                            885                         985
                                                                           -------------               -------------
Total current liabilities                                                         8,169                       9,293

         Non current liabilities:
                  Deferred taxation                                                  29                          29
                  Long-term portion of lease obligations                            167                         225
                                                                           -------------               -------------
Total liabilities                                                                 8,365                       9,547

         Shareholders' equity:
                  Ordinary shares                                                 2,156                       2,152
                  Additional paid-in capital                                     27,302                      27,182
                  Retained earnings                                               3,350                       2,747
                  Cumulative translation adjustment                                (299)                        (77)
                                                                           -------------               -------------
Total shareholders' equity                                                       32,509                      32,004
                                                                           -------------               -------------
Total liabilities and shareholders' equity                                      $40,874                     $41,551
                                                                           =============               =============






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

                               GENTIA SOFTWARE PLC
                 Condensed Consolidated Statement of Operations
                                   (Unaudited)





                                                                    Three months ended                   Six months ended
                                                              -------------------------------     ----------------------------
                                                                June 30,           June 30,         June 30,        June 30,
                                                                  1997               1996            1997            1996
                                                              --------------      -----------     -----------     ------------
                                                                            (in thousands, except per share amounts)
                                                                       US$               US$             US$              US$
Revenues:
     License                                                        $5,018            $3,966          $8,974           $7,279
     Services and other                                              3,088             2,138           6,133            4,028
                                                                 -----------      -----------      ----------      -----------
                                                                     8,106             6,104          15,107           11,307
                                                                 -----------      -----------      ----------      -----------
Cost of revenues:
     License                                                           116               109             283              211
     Services and other                                              1,662             1,275           3,177            2,307
                                                                 -----------      -----------      ----------      -----------
                                                                     1,778             1,384           3,460            2,518
                                                                 -----------      -----------      ----------      -----------
Gross profit                                                         6,328             4,720          11,647            8,789
Operating expenses:
     Sales and marketing                                             3,591             2,314           6,705            4,381
     Research and development                                        1,005               775           2,220            1,372
     General and administrative                                      1,163               989           2,280            1,874
     Goodwill amortization                                              91                 -             179                -
                                                                 -----------      -----------      ----------      -----------
                     Total operating expenses                        5,850             4,078          11,384            7,627
                                                                 -----------      -----------      ----------      -----------
Income from operations                                                 478               642             263            1,162
Other income                                                           295               269             598              267
                                                                 -----------      -----------      ----------      -----------
Income before provision for taxes                                      773               911             861            1,429
     Provision for income taxes                                        229               337             258              529
                                                                 -----------      -----------      ----------      -----------
Net income                                                          $  544            $  574          $  603           $  900
                                                                 ===========      ===========      ==========      ===========
     Net income per share                                           $ 0.05            $ 0.05          $ 0.06           $ 0.09
     Weighted average shares outstanding                            10,896            10,614          10,928            9,755



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